Exhibit (a)(5)


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MACKENZIE  PATTERSON FULLER, LP ANNOUNCES OFFER TO PURCHASE UP TO 138,180 SHARES
OF AMERICAN SPECTRUM REALTY INC. AT $17.25 PER SHARE

MORAGA, CA, November 16, 2007/Market Wire/ - MacKenzie Patterson Fuller, LP and affiliates (collectively, "MPF") today announced they have offered to purchase up to 138,180 shares of common stock of American Spectrum Realty Inc. (AMEX:
AQQ) for a price of $17.25 per share. The average closing price from August 1, 2007 to November 13, 2007 was $18.76, however, the average volume was only 907 shares over that time period, and on 22 of those days, or 30% of the time, no trading occurred at all! (finance.google.com).. MPF currently owns approximately 44,706 shares which, when added to the 138,180 shares sought through this offer, would result in combined ownership of approximately 11.5% of the outstanding shares of AQQ.

A copy of the offer documents can be viewed at MPF's website at www.mpfi.com. MPF will also mail, email, or fax a copy of the offer documents to anyone who requests them by email to offers@mpfi.com or by calling 800-854-8357.

To submit your shares, instruct your broker to deposit them through Depository Trust Company or, if you own your shares in certificate form, you can submit them by requesting and completing a Letter of Transmittal.

Contact: Christine Simpson, 800-854-8357 x. 224
MacKenzie Patterson Fuller, LP
1640 School Street, Suite 100
Moraga, California 94556